

Mail Stop 3561

June 11, 2009

Via U.S. Mail

Gary W. Loveman
Chairman of the Board, Chief Executive Officer and President
Harrah's Entertainment, Inc.
One Caesars Palace Drive
Las Vegas, NV 89109

      Re: Harrah's Entertainment, Inc.
            Form 10-K for the fiscal year ended December 31, 2008
            Filed March 17, 2009
            File No. 001-10410

Dear Mr. Loveman:

     We have completed our review of your Form 10-K and have no further comments at this time.

                         Regards,

                         Julie F. Bell
                         Attorney-Adviser